FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 24, 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                            No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Terminology update
Siemens in the second quarter (January 1 to March 31) of fiscal 2003
SEGMENT INFORMATION (unaudited)
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
CONSOLIDATED BALANCE SHEETS (unaudited)
SIGNATURES

Key figures

Note: The term “Group profit from Operations” replaces “EBIT from Operations” in the following table. This change, made in response to new rules issued by the SEC, is explained on the following page.

		2nd quarter(1)		first six months(2)

		2003	2002	2003	2002

	Net income
	(in millions of euros)	568	1,281	1,089 (3)	1,819
	Earnings per share
	(in euros)	0.64	1.44	1.22	2.05

	Net cash from operating and investing activities	1,398	1,433	261	1,740
	(in millions of euros)
therein:	Net cash provided by operating activities	1,957	2,339	1,272	2,253
	Net cash used in investing activities	(559)	(906)	(1,011)	(513)
	Supplemental contributions to pension trusts (included in net cash from operating activities)	—	—	(442)	—

	Group profit from Operations
	(in millions of euros)	1,073	1,086	2,170	1,951

	New orders
	(in millions of euros)	19,084	22,431	39,229	47,821	(4)

	Sales
	(in millions of euros)	18,230	21,258	37,075	42,244	(4)

	March 31, 2003	September 30, 2002

Employees (in thousands)	420	426
Germany	173	175
International	247	251

(1)	January 1 — March 31.
(2)	October 1 — March 31.
(3)	Includes a positive effect of €36 million (or €0.04 per share) due to the adoption of SFAS 143, Accounting for Asset Retirement Obligations.
(4)	Beginning December 5, 2001 Infineon is accounted for under the equity method of accounting and is no longer consolidated in the financial statements of Siemens. Therefore, in fiscal year 2002, Infineon’s orders and sales are included only for the approximately two months in which Infineon was consolidated in the financial statements of Siemens.

“Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information.”

Terminology update

As a result of the implementation of the new rule Conditions for Use of Non-GAAP Financial Measures of the U.S. Securities and Exchange Commission (SEC), Siemens changed the terminology and definition of certain terms used in its financial reporting especially relating to its Groups.

Summarized information specifying the changes is provided in the table below:

New terminology/definition	Previous terminology/definition

Group	Segment/group

Designates a reportable segment.	Previously both terms were used.

Group profit	EBIT

Measure of individual segment profit or loss.

Definition remains unchanged: “Earnings before financing interest, certain pension costs, income taxes and certain one-time items, which do not relate to the business performance of the Groups.”

Other operations

New line item within the Segment information table which primarily refers to certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte) and other operating activities not associated with a Group.	No comparable previous line item. “Other operations” was part of the former line item “Corporate, eliminations”.

Group profit from Operations	EBIT from Operations

Total of the individual Groups’ profit including “Other operations”.

Definition changed. The former line item “Corporate, eliminations” is now separated into “Other operations” which is included in Group profit from Operations, and “Corporate items, pensions and eliminations” which is included in “Reconciliation to financial statements”.	No longer acceptable Non-GAAP Siemens measure under new SEC rules.

EBIT from Operations had been the total of the segments’ EBIT and “Corporate, eliminations”.

EBIT from Operations can be calculated as total of Group profit from Operations plus “Corporate items, pensions and eliminations’’(1).

Corporate items, pensions and eliminations

New element of the line item “Reconciliation to financial statements” within the Segment information table.	No comparable previous line item. “Corporate items, pensions and eliminations” was part of the former line item “Corporate, eliminations’’(2).

Includes all other items of the former “Corporate, eliminations” which refer to centrally managed items unrelated to operating activities. These comprise, among others, corporate charges such as personnel cost, corporate projects, certain non-allocated pension costs and corporate-related derivative activities. Also included are certain centrally-held investments, primarily the equity investment in Infineon which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time.

(1) Reconciliation from “Group profit from Operations” to “EBIT from Operations”:	(2) Reconciliation from “Corporate items, pensions and eliminations” to “Corporate, eliminations”:

(in millions of euros)	2nd quarter		first six months		(in millions of euros)	2nd quarter		first six months
	2003	2002	2003	2002		2003	2002	2003	2002

Group profit from Operations	1,073	1,086	2,170	1,951	Corporate items, pensions and eliminations	(386)	(167)	(879)	(545)
Corporate items, pensions and eliminations	(386)	(167)	(879)	(545)	Other operations	87	99	122	132

EBIT from Operations	687	919	1,291	1,406	Corporate, eliminations	(299)	(68)	(757)	(413)

Press Presse Prensa
For the business and financial press Bournemouth, April 24, 2003

Siemens in the second quarter (January 1 to March 31) of fiscal 2003

•	Net income for the second quarter of fiscal 2003 was €568 million. Second-quarter net income of €1.281 billion a year earlier included a gain of €604 million from sales of shares in Infineon Technologies AG. Net income for the first six months was €1.089 billion. First-half net income a year ago was €1.819 billion, including €936 million in gains from sales of Infineon shares.

•	Group profit from Operations was €1.073 billion, compared to €1.086 billion in the second quarter a year ago. Anticipated lower earnings at Power Generation were offset by earnings growth at Siemens VDO Automotive, Automation and Drives, Power Transmission and Distribution, and Osram. Group profit from Operations for the first six months was €2.170 billion, up 11% from €1.951 billion in the same period a year earlier.

•	Sales of €18.230 billion and orders of €19.084 billion were down 14% and 15%, respectively, from the second quarter a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions, sales and orders decreased 5% and 7%, respectively. First-half sales were €37.075 billion, down 12% year-over-year, and orders were €39.229 billion, down 18%. Excluding currency and deconsolidation effects, sales and orders were down 4% and 11%, respectively.

•	Net cash from operating and investing activities was €1.398 billion, compared to second-quarter net cash of €1.433 billion a year earlier. Net cash from operating and investing activities for the first six months was €261 million after a supplemental cash contribution of €442 million to Siemens’ pension trusts in Germany and the U.K. In contrast, first-half net cash of €1.740 billion a year earlier included €945 million in net proceeds from portfolio activities.

Note: Siemens’ implementation of new Securities and Exchange Commission (SEC) rules, effective March 28, 2003, includes the use of certain new terms. These terms are defined in a separate document titled “Terminology Update,” which is included with the Key Figures table accompanying this Earnings Release.

For the second quarter of fiscal 2003, Group profit from Operations was €1.073 billion, nearly unchanged compared to €1.086 billion in the prior-year period. During the current quarter an anticipated, volume-driven reduction in earnings at Power Generation (PG), due to the end of the gas turbine energy boom in the U.S., was offset by rising profits and higher margins despite falling sales at a majority of Siemens’ operating Groups, led by Siemens VDO Automotive (SV), Automation and Drives (A&D), Power Transmission and Distribution (PTD), and Osram. Medical Solutions (Med) also maintained earnings and margins at a high level. Despite falling demand that continues to challenge the entire telecommunications and networking industry, Siemens’ three Information and Communications Groups held their aggregate bottom line stable year-over-year.

Second-quarter net income of €568 million was lower than €1.281 billion a year earlier primarily due to a gain of €604 million in the prior-year period from the sale of shares in Infineon. In addition, Siemens’ equity share of Infineon’s net loss was higher in the current period, at €127 million, as was non-allocated pension expense, at €187 million. The comparable effects a year earlier were a negative €43 million and a negative €55 million, respectively. Earnings per share in the current quarter were €0.64, compared to €1.44 in the prior-year period.

Net cash from operating and investing activities in the second quarter rebounded strongly from the first quarter, to €1.398 billion, benefiting from effective asset management and planned reductions in capital expenditures. Net cash in the same quarter a year ago was €1.433 billion, including a negative €327 million related to transactions involving Infineon and Atecs Mannesmann. For the first six months of this year, net cash from operating and investing activities was €261 million, after supplemental pension trust contributions of €442 million in the first quarter. Net cash for the first six months a year earlier was €1.740 billion, including €945 million of net proceeds from the above-mentioned portfolio transactions.

Sales and orders were lower year-over-year, due primarily to weaker macroeconomic conditions in Europe and the U.S. The comparison with the prior-year period also includes strong currency effects, particularly related to the U.S. dollar, as well as divestments that reduced Siemens’ overall business volume. These effects accounted for nine percentage points of the 14% year-over-year decline in sales and eight percentage points of the 15% decline in orders, to €18.230 billion and €19.084 billion, respectively.

“Despite the difficult macroeconomic conditions and declining business volumes, many of the Groups are on track to achieve their Operation 2003 earnings targets,” said Siemens CEO Heinrich v. Pierer. “I am satisfied with our results, including another positive development in net cash. However, the ongoing weakness in capital spending across our major regions and markets is a concern. We will adjust our resources and investment plans appropriately in the event that it becomes necessary.”

Operations in the second quarter of fiscal 2003

In the Information and Communications business area, Information and Communication Networks (ICN) narrowed its second-quarter Group loss from €158 million a year ago to €147 million in the current period. The Group continued to adjust its cost structure to address industry-wide declines in business volume, taking charges for severance and capacity adjustments totaling €44 million. While the Enterprise Networks division contributed €49 million to Group profit on sales of €887 million, substantially lower business volume as well as pricing pressures contributed to a €180 million quarterly loss on €797 million in sales at the Carrier Networks and Services division. For the Group as a whole, sales dropped 37% to €1.679 billion from €2.657 billion in the prior-year period. In addition to ongoing adverse market conditions, ICN’s year-over-year decline in second-quarter sales also reflects currency translation effects of negative 6 percentage points and the divestment of various businesses between the two periods under review. Correspondingly, orders were down 22% to €1.689 billion from €2.174 billion in the same quarter a year ago, including negative currency effects of 7 percentage points. ICN anticipates ongoing charges in the second half of fiscal 2003, particularly related to its PACT program.

Information and Communication Mobile (ICM) improved its Group profit to €55 million in the second quarter from €44 million in the prior-year period. Second-quarter sales were €2.329 billion, down 15% from €2.731 billion, and orders were €2.300 billion, down 31% from €3.325 billion. Currency effects contributed five percentage points to the decline in sales. The Mobile Phones division contributed €2 million to Group profit, generating €983 million in sales on a volume of 8.0 million handsets in a seasonally slow quarter. These results reflect ongoing margin pressures in the mobile phone market compared to a year ago, partly offset by a better-performing product mix. For comparison the division sold 8.3 million units and earned €13 million on sales of €1.052 billion in the same quarter a year earlier. Market conditions were particularly challenging at the Mobile Networks division, where earnings of €44 million on sales of €1.067 billion included a net positive effect of €66 million related primarily to a reduction in customer financing exposure. For comparison, the division’s earnings a year earlier were €33 million. The Cordless Products and Wireless Modules divisions again contributed to Group profit. Anticipating further volume erosion in the second half of the year, particularly at Mobile Networks, ICM is intensifying its “Top-on-Air” productivity program.

Siemens Business Systems (SBS) posted Group profit of €25 million, down from €38 million in the second quarter a year earlier. Sales declined 8%, to €1.338 billion, and orders fell 12%, to €1.291 billion, as the market for information technology (IT) services grappled with increasing overcapacity, particularly in the Group’s important German and European Union markets.

In the Automation and Control business area, Automation & Drives (A&D) was again a top earnings performer among Siemens Groups. A&D’s Group profit of €184 million and margin of 9% were up substantially from the same quarter a year ago, and maintained the pace of more recent quarters. The Industrial Automation Systems and Motion Control Systems divisions delivered the strongest contributions to Group profit. Second-quarter sales were €2.034 billion, down 5% year-over-year, and orders were €2.155 billion, level with the prior year. Currency effects cut seven percentage points from both sales and order growth.

While Industrial Solutions and Services (I&S) was in the black in the second quarter, due to a net positive effect of €9 million related to revised estimates of project performance, the Group continues to reduce capacity as the market for industrial solutions continues to weaken. Second-quarter sales declined 7%, to €990 million, including five percentage points due to currency effects, and orders were level at €1.018 billion.

Siemens Dematic (SD) held its Group profit level with the second quarter a year earlier, at €12 million, despite price erosion in the U.S. and European markets and the ongoing slump in the telecommunications equipment market, which affects SD’s Electronics Assembly Systems division. Second-quarter sales of €658 million were down 12% year-over-year, and orders were down 10%, to €614 million. Currency effects cut 12 percentage points from sales growth and 14 percentage points from order growth.

Group profit at Siemens Building Technologies (SBT) was €2 million after €16 million in charges for severance and associated write-downs. For comparison, Group profit in the second quarter a year earlier was €40 million. Slower economic growth in the U.S. and Europe combined with an 8% currency effect pushed sales down 13% year-over-year, to €1.228 billion, and orders down 16%, to €1.238 billion. SBT anticipates further charges to reduce capacity and divest under-performing units in the second half of fiscal 2003.

In the Power business area, PG led all Siemens operating segments with Group profit of €262 million and a margin well above 15%. This result includes charges of €23 million for planned consolidation of manufacturing capacity. Furthermore, while the current period includes net gains of €46 million from customer cancellations, the prior-year period benefited from a €75 million gain related to revised estimates of project performance. PG’s business volume, as expected, reflects the effects of radically reduced demand in the U.S. and a loss of ten percentage points to currency translation against sales between the two periods under review. As a result, sales of €1.691 billion and orders of €2.213 billion were both 35% lower than in the prior-year period. On a consecutive-quarter basis, business volumes declined more modestly. Success in winning new service contracts enabled PG to keep its backlog at €14.3 billion plus reservations of €4.1 billion — nearly the same composition as at the end of the first quarter.

Power Transmission and Distribution (PTD) increased its quarterly Group profit to €50 million, well above the €30 million level in the second quarter a year ago. The prior period included losses at the Group’s Metering division, which PTD divested between the two periods under review. PTD’s margin improved three points year-over-year and nearly a full point compared to the previous quarter. Sales decreased 16%, to €846 million, and orders declined 20%, to €811 million. The aggregate effects of currency and the divestment of Metering strongly influenced sales and orders by a negative 21% and 22%, respectively.

In the Transportation business area, Transportation Systems (TS) held Group profit and margin steady at €64 million and 5.8%, respectively, led by strong earnings at the Rail Automation division. Sales for TS overall rose 4%, to €1.101 billion, as the Group converted previous orders, particularly for railcars in the United Kingdom, into current sales. TS continued to win new business in Europe and Asia, including contracts for Spain’s first driverless metropolitan transit system, in Barcelona, and 35 double-deck trains for the Swiss national railway system. The resulting 33% increase in second-quarter orders year-over-year, to €1.424 billion, drove the Group’s order backlog up to €11.6 billion.

Siemens VDO Automotive (SV) continued its improvement in quarterly profitability since completing the integration of its merger with VDO. Group profit of €119 million was a new high for SV, far above the €18 million level posted in the second quarter a year ago. Diesel injection systems continued to fuel earnings growth at SV, helped by a significant earnings improvement in onboard information and entertainment (“infotainment”) systems. Both sales and orders were €2.185 billion, down 1% year-over year, including negative currency translation effects of 7%.

In the Medical business area, Medical Solutions (Med) maintained a margin of nearly 14%, with a somewhat lower Group profit of €255 million compared to €262 million a year earlier. Sales slid 2%, to €1.830 billion, and orders fell 14%, to €1.845 billion, including currency effects of 14% and 12%, respectively.

In the Lighting business area, Osram’s Group profit of €101 million and margin of 9.5% in a difficult market represented solid increases compared to €90 million and 7.9% in the second quarter a year earlier. The Group continued the success of recent quarters by combining stringent cost-cutting and investment in higher-margin new products, including offerings that contributed to rapid volume growth and earnings improvement at the Opto Semiconductors division. Volume development in the Group’s important U.S. market, however, remains difficult. Second-quarter sales and orders were €1.063 billion, down 7% year-over-year, including negative currency effects of 12%, particularly related to the U.S. dollar.

Other operations consists of items previously included in “Corporate, eliminations.” The new category aggregates results for certain centrally held equity investments such as Bosch und Siemens Hausgeräte GmbH (BSH) and other operating activities not associated with a Group. In the second quarter of fiscal 2003, Other operations generated Group profit of €87 million, compared to €99 million in the same period a year ago.

Corporate items, pensions and eliminations

Corporate items, pensions, and eliminations consist primarily of corporate personnel costs, corporate projects, certain non-allocated pension costs, and the net equity result of Infineon. For the second quarter of fiscal 2003, this line item was a negative €386 million compared to a negative €167 million in the same period a year ago. Corporate costs in the second quarter were €147 million, compared to €163 million last year. Siemens’ equity share of Infineon’s net loss was €127 million in the current quarter, compared to €43 million a year earlier, and non-allocated pension expense was also higher in the current period, at €187 million, compared to €55 million a year earlier.

Financing and Real Estate

Siemens Financial Services (SFS) increased earnings before income taxes to €58 million, up from €41 million in the second quarter year earlier, on higher income at the Equity division from an equity investment. Second-quarter results for Siemens Real Estate (SRE) declined year-over-year, to €55 million from €79 million, due to lower disposal gains and increasing vacancy rates brought on by economic uncertainty in the U.S. and Europe.

Siemens in the first six months

Net income for the first six months of fiscal 2003 was €1.089 billion. First-half net income of €1.819 billion a year earlier included a non-taxable gain of €936 million related to the sale of shares in Infineon. On a comparable basis, net income improved year-over-year. The improvement was driven by an 11% increase in Group profit from Operations, which rose to €2.170 billion from €1.951 billion. Orders for the first six months were €39.229 billion, down 18% from €47.821 billion a year earlier, and sales fell 12% to €37.075 billion from €42.244 billion. Excluding currency and the net effect of acquisitions and dispositions, the declines in orders and sales were 11% and 4%, respectively. Earnings per share for the first six months of this year were €1.22 compared to €2.05 for the same period a year ago.

International trends for the first half of fiscal 2003

Orders in Germany for the first half were €8.708 billion, down 9% compared to the same period a year earlier. Sales in Germany decreased 8% to €8.315 billion. International orders dropped 20% year-over-year, to €30.521 billion. Excluding currency and deconsolidation effects, the decline was 11%. International sales of €28.760 billion declined 13% year-over-year. Excluding currency and deconsolidation effects, international sales slid 2%.

First-half orders in the U.S. were down 42%, to €7.546 billion, and sales declined 24%, to €7.924 billion, driven by expected volume declines at PG following the end of the gas turbine energy boom and also by currency effects of 18%. Asia-Pacific orders fell 16% to €4.899 billion and sales fell 15% year-over-year, to €4.293 billion, due largely to currency effects and the net effect of acquisitions and dispositions. China continued to account for the region’s largest share of sales. While sales in China fell 19% to €1.358 billion in the first half of the current fiscal year, sales growth excluding currency effects and the net effect of acquisitions and dispositions would have been 4% year-over-year.

Income Statement highlights for the second quarter of fiscal 2003

Net sales for Siemens worldwide were €18.230 billion in the second quarter, compared to €21.258 billion in the same period a year earlier. Net income for Siemens worldwide was €568 million. Net income of €1.281 billion in the same quarter a year ago included a gain of €604 million from the sale of shares in Infineon.

In Operations, net sales were €18.113 billion, down from €21.067 billion a year earlier. Gross profit margin remained steady at 27.8%, as lower margins due to charges taken for capacity adjustment at PG were offset by increases at ICN, A&D, PTD, TS, SV, Med and Osram. Research and development expense was 7.1% of sales, compared to 6.8% in the second quarter a year earlier. Marketing, selling, and general administration expense was 17.4% of sales, up from 17.1% a year ago. Other operating income (expense) was a positive €69 million, compared to a negative €74 million in the second quarter of fiscal 2002. Income from investments in other companies was €3 million, down from €96 million in the prior year period due primarily to higher losses associated with Siemens’ equity interest in Infineon. The prior-year period also includes a €604 million gain from the sales of shares in Infineon.

Liquidity and balance sheet highlights for the first half of fiscal 2003

Net cash from operating and investing activities for the first six months of fiscal 2003 was €261 million. Operating activities provided net cash of €1.272 billion, after a €442 million supplemental cash contribution to Siemens’ pension trusts in Germany and the U.K. The current period reflects a substantial reduction in trade accounts receivable, particularly at ICN, A&D, SBT, and PTD. As part of a planned phase-out of sales of accounts receivable, the decrease in outstanding balance of receivables sold was €537 million in the current period, compared to a decrease of €190 million in the first six months of last year. Accounts payable decreased, but at a lower level than in the prior six-month period.

Net cash used in investing activities was €1.011 billion compared to net cash used of €513 million in the first half of last year. The current period reflects lower cash outlays for capital expenditures compared to the prior year across all Groups, in particular ICN. Investing activities in the first six months of the prior year included transactions related to Siemens’ acquisition of Atecs Mannesmann. Also in the first six months of last year, a cash payment of €3.7 billion to Vodafone AG was partially offset by approximately €3.1 billion received from disposition of Atecs businesses held for sale. Sales of Infineon shares in the prior-year six-month period generated proceeds totaling €1.522 billion.

Net cash used in financing activities was €2.077 billion. Within that total was €727 million in repayment of debt, including the buyback of €500 million of a bond exchangeable into shares of Infineon and having a nominal value of €2.5 billion. The net change in short-term debt resulted in cash outflow of €594 million. During the six-month period, dividends paid to shareholders totaled €888 million. Total assets decreased to €73.878 billion from €77.939 billion at September 30, 2002, due primarily to currency effects and lower accounts receivable.

Pension Plan Funding

During the six month period ended March 31, 2003, the funding status of Siemens’ principal pension plans improved by approximately €50 million from September 30, 2002. The change is due primarily to supplemental cash contributions of €442 million plus a contribution of €377 million in real estate made at the beginning of the current fiscal year, largely offset by a slight decline in the market value of the pension plan assets and the half-year development of service and interest cost.

Economic Value Added

Siemens worldwide EVA for the first half of fiscal 2003 was positive but lower compared to the same period a year ago, due primarily to gains of €936 million on sales of shares in Infineon during the first six months a year earlier. Excluding these gains, EVA increased compared to the prior-year period.

Note: Siemens CEO Heinrich v. Pierer and CFO Heinz-Joachim Neubürger will hold an English-language telephone conference with analysts on April, 24, 2003 at 3.00 p.m. CET. You can follow this conference live on the Internet by going to www.siemens.com/analystcall. A recording of the telephone conference will be available later at the same location.

This press release report contains forward-looking statements based on beliefs of Siemens’ management. The words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan”, “should” and “project” are used to identify forward-looking statements. Such statements reflect the company’s current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

Siemens AG Corporate Communications Press Department 80312 Munich	Informationsnummer: AXX200304.37 e Thomas Weber 80333 München Tel.: +49-89 636-32812; Fax: -36700 E-mail: th.weber@siemens.com

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended March 31, 2003 and 2002 and as of September 30, 2002
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	1,689	2,174	1,587	2,504	92	153	1,679	2,657	(147)	(158)
Information and Communication Mobile (ICM)	2,300	3,325	2,287	2,693	42	38	2,329	2,731	55	44
Siemens Business Services (SBS)	1,291	1,459	1,015	1,091	323	370	1,338	1,461	25	38
Automation and Drives (A&D)	2,155	2,168	1,735	1,823	299	310	2,034	2,133	184	138
Industrial Solutions and Services (I&S)	1,018	1,017	685	781	305	288	990	1,069	4	(39)
Siemens Dematic (SD)	614	684	617	734	41	13	658	747	12	12
Siemens Building Technologies (SBT)	1,238	1,473	1,158	1,320	70	86	1,228	1,406	2	40
Power Generation (PG)	2,213	3,405	1,691	2,601	—	13	1,691	2,614	262	450
Power Transmission and Distribution (PTD)	811	1,020	790	938	56	67	846	1,005	50	30
Transportation Systems (TS)	1,424	1,070	1,095	1,056	6	4	1,101	1,060	64	62
Siemens VDO Automotive (SV)	2,185	2,211	2,183	2,204	2	3	2,185	2,207	119	18
Medical Solutions (Med)	1,845	2,141	1,817	1,864	13	6	1,830	1,870	255	262
Osram	1,063	1,139	1,056	1,134	7	4	1,063	1,138	101	90
Other operations(5)	383	494	294	284	129	225	423	509	87	99

Total Operations Groups	20,229	23,780	18,010	21,027	1,385	1,580	19,395	22,607	1,073	1,086
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,679)	(1,912)	56	42	(1,338)	(1,582)	(1,282)	(1,540)	(386)	(167)
Other interest expense	—	—	—	—	—	—	—	—	(24)	(26)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	604
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	18,550	21,868	18,066	21,069	47	(2)	18,113	21,067	663	1,497

									Income before income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	139	154	105	120	34	35	139	155	58	41
Siemens Real Estate (SRE)	395	408	59	69	336	339	395	408	55	79
Eliminations	—	—	—	—	(2)	(2)	(2)	(2)	—	—

Total Financing and Real Estate	534	562	164	189	368	372	532	561	113	120

Eliminations, reclassifications and Corporate Treasury	—	1	—	—	(415)	(370)	(415)	(370)	28	52

Siemens worldwide	19,084	22,431	18,230	21,258	—	—	18,230	21,258	804	1,669

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	3/31/03	9/30/02	2003		2002		2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	694	1,100	19		227		53	99	125	98
Information and Communication Mobile (ICM)	1,908	1,973	279		425		73	86	66	92
Siemens Business Services (SBS)	462	264	(67)		(15)		27	56	64	68
Automation and Drives (A&D)	2,079	2,197	275		272		65	59	51	56
Industrial Solutions and Services (I&S)	271	315	(10)		(71)		9	19	12	15
Siemens Dematic (SD)	1,199	975	(149)		(40)		14	23	13	17
Siemens Building Technologies (SBT)	1,620	1,778	212		112		24	30	39	39
Power Generation (PG)	430	(144)	117		484		29	30	34	38
Power Transmission and Distribution (PTD)	894	928	60		89		17	29	16	18
Transportation Systems (TS)	(177)	(741)	(245)		73		22	23	14	13
Siemens VDO Automotive (SV)	3,912	3,746	81		20		75	119	106	94
Medical Solutions (Med)	3,400	3,414	214		170		66	80	48	47
Osram	2,188	2,436	169		155		51	71	64	73
Other operations(5)	892	535	1		11		15	13	14	14

Total Operations Groups	19,772	18,776	956		1,912		540	737	666	682
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,614)	(3,021)	(100	)(6)	(130	)(6)	17	3,670	(6)	45
Other interest expense	—	—	—		—		—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—		—		—	—	—	—
Other assets related reconciling items	45,483	51,944	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	62,641	67,699	856		1,782		557	4,407	660	727

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,420	8,681	150		41		39	81	54	62
Siemens Real Estate (SRE)	3,710	4,090	84		114		39	82	50	49
Eliminations	(556)	(561)	(24	)(6)	(32	)(6)	—	—	—	—

Total Financing and Real Estate	11,574	12,210	210		123		78	163	104	111

Eliminations, reclassifications and Corporate Treasury	(337)	(1,970)	332	(6)	(472	)(6)	—	—	—	—

Siemens worldwide	73,878	77,939	1,398		1,433		635	4,570	764	838

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs, income taxes and certain one-time items, which in management’s view do not relate to the business performance of the Groups.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the six months ended March 31, 2003 and 2002 and as of September 30, 2002
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	3,629	4,801	3,301	4,941	182	256	3,483	5,197	(298)	(282)
Information and Communication Mobile (ICM)	4,809	6,643	5,115	5,786	70	72	5,185	5,858	114	81
Siemens Business Services (SBS)	2,685	3,359	1,989	2,163	616	765	2,605	2,928	37	70
Automation and Drives (A&D)	4,389	4,533	3,418	3,515	598	576	4,016	4,091	363	311
Industrial Solutions and Services (I&S)	2,085	2,182	1,414	1,594	505	515	1,919	2,109	(29)	(37)
Siemens Dematic (SD)	1,226	1,447	1,206	1,527	74	24	1,280	1,551	24	23
Siemens Building Technologies (SBT)	2,492	2,870	2,313	2,563	121	155	2,434	2,718	45	85
Power Generation (PG)	4,483	7,498	3,458	4,730	18	18	3,476	4,748	671	752
Power Transmission and Distribution (PTD)	1,920	2,669	1,547	1,872	101	135	1,648	2,007	90	50
Transportation Systems (TS)	2,524	2,923	2,171	2,014	10	7	2,181	2,021	132	112
Siemens VDO Automotive (SV)	4,318	4,234	4,313	4,231	5	3	4,318	4,234	192	12
Medical Solutions (Med)	3,803	4,111	3,632	3,629	29	11	3,661	3,640	500	474
Osram	2,186	2,238	2,174	2,188	12	49	2,186	2,237	207	168
Other operations(5)	922	924	596	606	316	367	912	973	122	132

Total Operations Groups	41,471	50,432	36,647	41,359	2,657	2,953	39,304	44,312	2,170	1,951
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,309)	(4,188)	89	64	(2,592)	(2,906)	(2,503)	(2,842)	(879)	(545)
Other interest expense	—	—	—	—	—	—	—	—	(26)	(92)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	936
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	38,162	46,244	36,736	41,423	65	47	36,801	41,470	1,265	2,250

									Income before income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	275	276	214	214	61	62	275	276	142	83
Siemens Real Estate (SRE)	791	805	124	117	667	688	791	805	110	167
Eliminations	—	—	—	—	(6)	(4)	(6)	(4)	—	—

Total Financing and Real Estate	1,066	1,081	338	331	722	746	1,060	1,077	252	250

Eliminations, reclassifications and Corporate Treasury	1	496	1	490	(787)	(793)	(786)	(303)	101	(273)

Siemens worldwide	39,229	47,821	37,075	42,244	—	—	37,075	42,244	1,618	2,227

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	3/31/03	9/30/02	2003		2002		2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	694	1,100	52		40		88	233	236	232
Information and Communication Mobile (ICM)	1,908	1,973	167		29		146	155	138	174
Siemens Business Services (SBS)	462	264	(168)		(103)		64	95	125	140
Automation and Drives (A&D)	2,079	2,197	438		259		104	106	106	112
Industrial Solutions and Services (I&S)	271	315	(53)		(171)		21	35	24	26
Siemens Dematic (SD)	1,199	975	(238)		(103)		23	39	28	32
Siemens Building Technologies (SBT)	1,620	1,778	176		28		47	68	74	75
Power Generation (PG)	430	(144)	71		883		85	91	66	74
Power Transmission and Distribution (PTD)	894	928	118		71		29	50	32	36
Transportation Systems (TS)	(177)	(741)	(406)		149		50	68	29	24
Siemens VDO Automotive (SV)	3,912	3,746	(3)		(23)		255	214	195	179
Medical Solutions (Med)	3,400	3,414	194		337		140	174	98	94
Osram	2,188	2,436	314		144		118	157	133	143
Other operations(5)	892	535	(56)		(108)		23	22	28	26

Total Operations Groups	19,772	18,776	606		1,432		1,193	1,507	1,312	1,367
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,614)	(3,021)	(987	)(6)	724	(6)	(7)	3,666	32	43
Other interest expense	—	—	—		—		—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—		—		—	—	—	—
Other assets related reconciling items	45,483	51,944	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	62,641	67,699	(381)		2,156		1,186	5,173	1,344	1,410

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,420	8,681	(7)		340		81	151	108	122
Siemens Real Estate (SRE)	3,710	4,090	134		138		67	126	98	100
Eliminations	(556)	(561)	(74	)(6)	(74	)(6)	—	—	—	—

Total Financing and Real Estate	11,574	12,210	53		404		148	277	206	222

Eliminations, reclassifications and Corporate Treasury	(337)	(1,970)	589	(6)	(820	)(6)	—	214	—	209

Siemens worldwide	73,878	77,939	261		1,740		1,334	5,664	1,550	1,841

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs, income taxes and certain one-time items, which in management’s view do not relate to the business performance of the Groups.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2003 and 2002
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net sales	18,230	21,258	(415)	(370)	18,113	21,067	532	561
Cost of sales	(13,062)	(15,267)	415	371	(13,079)	(15,198)	(398)	(440)

Gross profit on sales	5,168	5,991	—	1	5,034	5,869	134	121
Research and development expenses	(1,278)	(1,426)	—	—	(1,278)	(1,426)	—	—
Marketing, selling and general administrative expenses	(3,232)	(3,666)	1	(1)	(3,157)	(3,610)	(76)	(55)
Other operating income (expense), net	69	549	(21)	582	69	(74)	21	41
Income from investments in other companies, net	24	97	—	1	3	96	21	—
Income (expense) from financial assets and marketable securities, net	10	75	11	89	8	(3)	(9)	(11)
Interest income of Operations, net	8	67	—	—	8	67	—	—
Other interest income (expense), net	35	(18)	37	(16)	(24)	(26)	22	24
Gains on sales and dispositions of significant business interests	—	—	—	(604)	—	604	—	—

Income before income taxes	804	1,669	28	52	663	1,497	113	120
Income taxes	(216)	(353)	(5)	(82)	(182)	(255)	(29)	(16)
Minority interest	(20)	(35)	—	—	(20)	(35)	—	—

Income (loss) before cumulative effect of change in accounting principle	568	1,281	23	(30)	461	1,207	84	104
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	—	—	—	—	—

Net income (loss)	568	1,281	23	(30)	461	1,207	84	104

Basic earnings per share
Income before cumulative effect of change in accounting principle	0.64	1.44
Cumulative effect of change in accounting principle, net of income taxes	—	—

Net income	0.64	1.44

Diluted earnings per share
Income before cumulative effect of change in accounting principle	0.64	1.44
Cumulative effect of change in accounting principle, net of income taxes	—	—

Net income	0.64	1.44

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2003 and 2002
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury(2)		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net sales	37,075	42,244	(786)	(303)	36,801	41,470	1,060	1,077
Cost of sales	(26,625)	(30,611)	787	227	(26,614)	(30,022)	(798)	(816)

Gross profit on sales	10,450	11,633	1	(76)	10,187	11,448	262	261
Research and development expenses	(2,573)	(2,973)	—	(168)	(2,573)	(2,805)	—	—
Marketing, selling and general administrative expenses	(6,740)	(7,567)	—	(88)	(6,593)	(7,352)	(147)	(127)
Other operating income (expense), net	284	940	(37)	886	266	(27)	55	81
Income (loss) from investments in other companies, net	28	75	—	(16)	(15)	88	43	3
Income (expense) from financial assets and marketable securities, net	37	46	42	50	(2)	5	(3)	(9)
Interest income of Operations, net	21	49	—	—	21	49	—	—
Other interest income (expense), net	111	24	95	75	(26)	(92)	42	41
Gains on sales and dispositions of significant business interests	—	—	—	(936)	—	936	—	—

Income (loss) before income taxes	1,618	2,227	101	(273)	1,265	2,250	252	250
Income taxes(1)	(518)	(450)	(32)	56	(405)	(455)	(81)	(51)
Minority interest	(47)	42	—	2	(47)	40	—	—

Income (loss) before cumulative effect of change in accounting principle	1,053	1,819	69	(215)	813	1,835	171	199
Cumulative effect of change in accounting principle, net of income taxes	36	—	—	—	39	—	(3)	—

Net income (loss)	1,089	1,819	69	(215)	852	1,835	168	199

Basic earnings per share
Income before cumulative effect of change in accounting principle	1.18	2.05
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	1.22	2.05

Diluted earnings per share
Income before cumulative effect of change in accounting principle	1.18	2.05
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	1.22	2.05

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
(2)	As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 period are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings (loss) from Infineon is included in “Income (loss) from investments in other companies, net” in Operations.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2003 and 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Cash flows from operating activities
Net income (loss)	1,089	1,819	69	(215)	852	1,835	168	199
Adjustments to reconcile net income to cash provided
Minority interest	47	(42)	—	(2)	47	(40)	—	—
Amortization, depreciation and impairments	1,550	1,841	—	209	1,344	1,410	206	222
Deferred taxes	64	(215)	3	(190)	55	(1)	6	(24)
Gains on sales and disposals of businesses and property, plant and equipment, net	(61)	(999)	—	(936)	(40)	(8)	(21)	(55)
Losses (gains) on sales of investments, net	3	(77)	—	7	3	(84)	—	—
Gains on sales and dispositions of significant business interests	—	—	—	936	—	(936)	—	—
Losses (gains) on sales and impairments of marketable securities, net	21	(4)	9	(2)	11	(6)	1	4
(Income) loss from equity investees, net of dividends received	(53)	14	—	16	(19)	(4)	(34)	2
Change in current assets and liabilities
(Increase) decrease in inventories, net	(721)	(37)	—	86	(731)	(146)	10	23
(Increase) decrease in accounts receivable, net	1,027	874	60	289	968	559	(1)	26
Increase (decrease) in outstanding balance of receivables sold	(537)	(190)	(259)	(190)	(278)	—	—	—
(Increase) decrease in other current assets	316	333	152	(241)	187	593	(23)	(19)
Increase (decrease) in accounts payable	(581)	(1,127)	(9)	(256)	(585)	(835)	13	(36)
Increase (decrease) in accrued liabilities	148	(143)	—	48	159	(172)	(11)	(19)
Increase (decrease) in other current liabilities	(1,211)	(484)	388	(598)	(1,469)	53	(130)	61
Supplemental contributions to pension trusts	(442)	—	—	—	(442)	—	—	—
Change in other assets and liabilities	613	690	195	577	407	116	11	(3)

Net cash provided by (used in) operating activities	1,272	2,253	608	(462)	469	2,334	195	381
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,210)	(1,806)	—	(149)	(1,067)	(1,383)	(143)	(274)
Acquisitions, net of cash acquired	(32)	(3,695)	—	—	(32)	(3,695)	—	—
Purchases of investments	(92)	(163)	—	(65)	(87)	(95)	(5)	(3)
Purchases of marketable securities	(15)	(21)	(11)	(12)	(2)	(8)	(2)	(1)
Increase in receivables from financing activities	(121)	(12)	(283)	(338)	—	—	162	326
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	259	190	—	—	(259)	(190)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	366	524	—	—	262	363	104	161
Proceeds from sales and dispositions of businesses	59	4,602	—	—	59	4,602	—	—
Proceeds from sales of marketable securities	34	58	16	16	17	38	1	4

Net cash (used in) provided by investing activities	(1,011)	(513)	(19)	(358)	(850)	(178)	(142)	23
Cash flows from financing activities
Proceeds from issuance of capital stock	—	155	—	—	—	155	—	—
Purchase of common stock of Company	—	(148)	—	—	—	(148)	—	—
Proceeds from issuance of treasury shares	4	81	—	—	4	81	—	—
Proceeds from issuance of debt	202	256	202	256	—	—	—	—
Repayment of debt	(727)	—	(727)	—	—	—	—	—
Change in short-term debt	(594)	645	(334)	413	(201)	267	(59)	(35)
Change in restricted cash	—	(2)	—	(2)	—	—	—	—
Dividends paid	(888)	(888)	—	—	(888)	(888)	—	—
Dividends paid to minority shareholders	(74)	(80)	—	—	(74)	(80)	—	—
Intracompany financing	—	—	(1,496)	1,731	1,508	(1,369)	(12)	(362)

Net cash (used in) provided by financing activities	(2,077)	19	(2,355)	2,398	349	(1,982)	(71)	(397)
Effect of deconsolidation of Infineon on cash and cash equivalents	—	(383)	—	(383)	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(210)	67	(160)	41	(49)	25	(1)	1
Net (decrease) increase in cash and cash equivalents	(2,026)	1,443	(1,926)	1,236	(81)	199	(19)	8
Cash and cash equivalents at beginning of period	11,196	7,802	10,269	6,860	873	907	54	35

Cash and cash equivalents at end of period	9,170	9,245	8,343	8,096	792	1,106	35	43

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2003 and September 30, 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	3/31/03	9/30/02	3/31/03	9/30/02	3/31/03	9/30/02	3/31/03	9/30/02

ASSETS
Current assets
Cash and cash equivalents	9,170	11,196	8,343	10,269	792	873	35	54
Marketable securities	500	399	19	25	462	356	19	18
Accounts receivable, net	14,260	15,230	(7)	(7)	10,931	12,058	3,336	3,179
Intracompany receivables	—	—	(9,837)	(13,284)	9,751	13,209	86	75
Inventories, net	10,938	10,672	(12)	(5)	10,878	10,592	72	85
Deferred income taxes	1,142	1,212	111	64	1,026	1,143	5	5
Other current assets	5,633	5,353	1,135	1,028	3,565	3,306	933	1,019

Total current assets	41,643	44,062	(248)	(1,910)	37,405	41,537	4,486	4,435

Long-term investments	4,985	5,092	—	2	4,664	4,797	321	293
Goodwill	6,251	6,459	—	—	6,169	6,369	82	90
Other intangible assets, net	2,206	2,384	—	—	2,183	2,362	23	22
Property, plant and equipment, net	10,962	11,742	1	2	7,229	7,628	3,732	4,112
Deferred income taxes	3,489	3,686	829	764	2,509	2,771	151	151
Other assets	4,342	4,514	84	103	1,479	1,304	2,779	3,107
Other intracompany receivables	—	—	(1,003)	(931)	1,003	931	—	—

Total assets	73,878	77,939	(337)	(1,970)	62,641	67,699	11,574	12,210

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,471	2,103	692	1,143	664	785	115	175
Accounts payable	7,827	8,649	(8)	6	7,633	8,453	202	190
Intracompany liabilities	—	—	(7,669)	(7,776)	2,167	1,799	5,502	5,977
Accrued liabilities	9,612	9,608	15	18	9,348	9,445	249	145
Deferred income taxes	628	661	(242)	(206)	642	647	228	220
Other current liabilities	11,780	13,691	310	375	11,141	12,853	329	463

Total current liabilities	31,318	34,712	(6,902)	(6,440)	31,595	33,982	6,625	7,170

Long-term debt	10,073	10,243	8,818	6,833	821	2,974	434	436
Pension plans and similar commitments	5,028	5,326	—	—	5,000	5,299	28	27
Deferred income taxes	190	195	(11)	(50)	92	119	109	126
Other accruals and provisions	3,366	3,401	27	28	3,041	3,068	298	305
Other intracompany liabilities	—	—	(2,269)	(2,341)	189	45	2,080	2,296

	49,975	53,877	(337)	(1,970)	40,738	45,487	9,574	10,360

Minority interests	480	541	—	—	480	541	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,129,254,149 and 1,145,917,335 shares, respectively
Issued: 890,377,481 and 890,374,001 shares, respectively	2,671	2,671
Additional paid-in capital	5,053	5,053
Retained earnings	21,672	21,471
Accumulated other comprehensive income (loss)	(5,973)	(5,670)
Treasury stock, at cost. 3,216 and 49,864 shares, respectively	—	(4)

Total shareholders’ equity	23,423	23,521	—	—	21,423	21,671	2,000	1,850

Total liabilities and shareholders’ equity	73,878	77,939	(337)	(1,970)	62,641	67,699	11,574	12,210

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: April 24, 2003	/s/ Dr. ELISABETH SCHMALFUSS Dr. Elisabeth Schmalfuss Deputy Vice President

/s/ DANIEL SATTERFIELD Daniel Satterfield Director